UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of
ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
File No.  70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"),
Entergy Corporation ("Entergy"), a registered holding
company, Entergy Arkansas, Entergy Gulf States, Entergy
Louisiana, and Entergy Mississippi hereby file this semi-
annual report as required by the Securities and Exchange
Commission's order authorizing the sale or transfer of
certain utility assets to customers or other non-affiliated
parties for a period ending December 31, 2004.    See HCAR
35-27235, September 26, 2000, File No. 70-9667 ("Order").

For the six months ended June 30, 2002, the following information is reported pursuant to the Order:

			  Description of       Date                       Consideration
   Company              Utility Assets Sold   of Sale   Name of Purchaser    Received

Entergy Arkansas, Inc.  Primary meter and     02/2002   State of Arkansas    $48,378
			other distribution
			property
Entergy Arkansas, Inc.  Distribution          04/2002   Petro-Chem Operating   9,133
			property-Waldo, AR              Co., Inc.
									     -------
					    Entergy Arkansas total           $57,511
									     -------

		Total consideration received by Entergy Operating Companies  $57,511
									     =======


In witness whereof, the undersigned have caused this certificate to be executed on this 26th day of August 2002.

ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.


By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer